SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding appointment of senior vice president of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 25, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Appointment of Senior Vice President

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that Mr. Niu Shuanwen has been appointed as a Senior Vice President of Sinopec Corp. with a term commencing from the date of approval by the Board to the date when the term of the eighth session of the Board expires.

The biography of Mr. Niu Shuanwen is as follows:

Niu Shuanwen, aged 49. Mr. Niu is a professor level senior engineer with a doctor's degree. In October 2018, he was appointed as Deputy General Manager of Sinopec Shengli Oilfield Company; in May 2020, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd., and General Manager of Sinopec Shengli Oilfield Company; in January 2022, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd., and Representative of Sinopec Shengli Oilfield Company; in June 2023, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation.

Save as the positions disclosed in the biography above, Mr. Niu does not have any related relationship with Sinopec Corp., any director, supervisor, senior management, de facto controller or shareholder with more than 5% equity interests in Sinopec Corp. As of the date of this announcement, Mr. Niu does not hold any share of Sinopec Corp. and there are no circumstances where he is not qualified for nomination as a senior management member in a listed company as stipulated under Rule 3.2.2 of the Shanghai Stock Exchange Self-Regulatory Supervision Guidelines for Listed Companies No. 1 – Standardized Operation (《上海證券交易所上市公司自律監管指引第 1 號——規範運作》).

The Board would like to take this opportunity to welcome Mr. Niu Shuanwen to serve as a Senior Vice President of Sinopec Corp.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

Beijing, the PRC,
25 July 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 26, 2023